Exhibit 99.1

(1)     Date of event reflects the date on which Joseph J. Romano resigned, and
Michael Peak was appointed, as co-executor of the Estate of Kenneth R. Peak (the
"Estate"). Michael Peak is not an officer or director of Contango Oil & Gas
Company (the "Company"). As a result of the merger of Crimson Exploration Inc.
with the Company on October 1, 2013, the Estate no longer holds 10% of the issued and outstanding shares of the Company and is no longer subject to Section
16 of the Securities Exchange Act of 1934.

The filing of this statement shall not be deemed an admission that the Reporting
Person is the beneficial owner of any securities not held directly for its account for purposes of Section 16 of the Securities Act of 1934, as amended, or otherwise.